

10032943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
DEC 30 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Weitzel (563) 583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services, Inc., as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



BRITTANY EILEEN CONRAD
Commission No. 756068
My Comm. Expires



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2010

Table of Contents | *Page(s)*



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
December 28, 2010

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2010

ASSETS	
Current Assets	
Cash	$ 85,167
Commissions Receivable	8,764
Total Current Assets	93,931
Deferred Income Taxes	89
Noncurrent Assets	
Equipment	144,283
Intangibles	17,000
Less: Accumulated Depreciation and Amortization	(120,968)
Net Noncurrent Assets	40,315
Total Assets	$ 134,335
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Commissions Payable	$ 48
Accrued Payroll	17,092
Total Current Liabilities	17,140
Total Liabilities	17,140
Stockholders' Equity	
Common Stock, $10 Par Value	
Authorized 1,000,000 Shares	
Issued 2,000 Shares	20,000
Additional Paid-In Capital	46,192
Retained Earnings	51,003
Total Stockholders' Equity	117,195
Total Liabilities and Stockholders' Equity	$ 134,335

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2010

Revenue	
Commissions	$ 594,913
Auto Inclusion	8,236
Other Income	295
Interest Income	702
Total Revenue	604,146
Operating Expenses	
Wages	250,308
Commissions	170,810
Pension Expense	34,096
Payroll Taxes	16,504
Seminars and Educational	832
Office Supplies	6,716
Lease Expense	919
Telephone	4,107
Utilities	2,133
Contributions	50
Repairs and Maintenance	2,964
Postage	2,415
Insurance and Bonding	11,813
Licenses and Fees	8,446
Advertising	2,264
Professional Fees	15,383
Meals and Entertainment	28
Vehicle Expense	7,206
Rent	20,170
Property Tax	3,602
Depreciation and Amortization	13,443
Total Operating Expenses	574,209
Income before Income Taxes	29,937
Income Tax (Expense)	(5,835)
Net Income	$ 24,102

Weitzel Financial Services, Inc.
Statement of Stockholders' Equity
Year Ended October 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2009	$ 20,000	$ 46,192	$ 26,901	$ 93,093
Net Income	-	-	24,102	24,102
Balance - October 31, 2010	$ 20,000	$ 46,192	$ 51,003	$ 117,195

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2010

Operating Activities:		
Net Income	$	24,102
Changes to Net Income Not Affecting Cash:		
Depreciation and Amortization		13,443
Deferred Income Taxes		5,835
Changes in Assets and Liabilities:		
Commissions Receivable		(4,919)
Commissions Payable		(1,024)
Accrued Expenses		8,596
Net Cash From Operating Activities		46,033
Investing Activity:		
Equipment Purchases		(19,527)
Net Increase in Cash		26,506
Cash at Beginning of Year		58,661
Cash at End of Year	$	85,167

Weitzel Financial Services, Inc.

Notes to Financial Statements

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years. Depreciation expense was $12,310 for the year ended October 31, 2010.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years. Amortization expense was $1,133 for the year ended October 31, 2010.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the year ended October 31, 2010, were $2,264.

Uncertainty in Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes), on November 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of October 31, 2010, the unrecognized tax benefit accrual was zero.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal and state tax examinations by tax authorities for years before 2006.

Subsequent Events

The Company has evaluated subsequent events through December 28, 2010, the date which the financial statements were available to be issued.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule I5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2010, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.24/1
Net Capital	$ 72,189
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax asset consists of the following components as of October 31, 2010:

Deferred tax asset – net operating loss carry-forward	$ 879
Deferred tax asset – charitable contribution carry-forward	78
Deferred tax liability – equipment	(868)
	$ 89

Net operating loss carry-forwards expire in 2028 for federal and state income tax purposes. Management considers all carry-forwards to be usable and therefore has not reported a valuation allowance.

The components giving rise to the net deferred tax asset described above have been included in the accompanying statement of financial condition as of October 31, 2010, as follows:

Noncurrent assets	$ 89

The provision for income taxes charged to income for the year ended October 31, 2010, consists of the following:

Deferred tax provision	$ 5,835

NOTE 5. Operating Leases

The Company is committed to a 60-month lease for office space, effective October 1, 2007, through September 30, 2012. The Company is also committed to a 36-month lease for a copier effective April 24, 2009, through April 24, 2012. Monthly payments for this lease are $103. The future minimum payments due are as follows:

Year Ending October 31,	Office Lease	Equipment Lease	Total
2011	$ 27,661	$ 1,236	$ 28,897
2011	28,629	515	29,144
	$ 56,290	$ 1,751	$ 58,041

Total office lease expense for the year ended October 31, 2010, was $20,170.Total equipment lease expense for the year ended October 31, 2010, was $919.

NOTE 6. Pension Plan

The Company contributes up to 25% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be 21 years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). Pension expense was $34,096 for the year ended October 31, 2010.

As of January 1, 2011, the simplified employee pension plan described above will be replaced with a SIMPLE IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100% of the first 3% of compensation that employees contribute to the plan.

NOTE 7. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$ 17,000
Less: Accumulated Amortization	(9,444)
Unamortized Cost at October 31, 2010	$ 7,556

Amortization expense for the year ended October 31, 2010, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,	
2011	$ 1,133
2012	1,133
2013	1,133
2014	1,133
2015	1,133
Thereafter	1,891
	$ 7,556

Supplementary Information



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2010, and have issued our report thereon dated December 28, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
December 28, 2010

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2010

NET CAPITAL

Total Stockholders' Equity from the Statement of Financial Condition	$ 117,195
Deductions	
Equipment	(40,315)
Commission Receivables – Insurance and Annuities	(4,602)
Deferred Taxes	(89)
Net Capital before Haircuts	72,189
Haircuts on Marketable Securities	-----
Net Capital	$ 72,189

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$ 5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$ 17,140
Ratio of Aggregate Indebtedness to Net Capital	.24/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of For X-17A-5, as originally filed	$ 72,189



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of Weitzel Financial Services, Inc., (the Company), as of and for the year ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 | Dubuque, IA 52002-2273 | T 563.556.1790 | F 563.557.7842 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on December 28, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dubuque, Iowa
December 28, 2010